Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: October 6, 2023

On October 5, 2023, TLGY Acquisition Corporation released a video of the following presentation:

This presentation has been prepared in making an evaluation with respect to a proposed business combination (the “Proposed Transaction”) between TLGY Acquisition Corporation (“TLGY”) and Verde Bioresins, Inc. (“Verde”). This presentation does not purpose to contain all information that may be required to evaluate a possible transaction. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by TLGY or Verde or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. Accordingly, none of TLGY or Verde or any of their respective affiliates, directors, officers, employees or advisers or any other person shall be liable for any direct, indirect or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation and any such liability is expressly disclaimed. Forward-Looking Information This presentation and oral statements accompanying this presentation contain forward-looking statements within the meaning of the federal securities laws with respect to the Proposed Transaction, and any statements other than statements of historical fact contained in this presentation could be deemed to be forward-looking statements. These forward-looking statements include, among other things, expectations, beliefs, intentions, plans, prospects, financial results or strategies regarding Verde and the Proposed Transaction and the future held by the respective management teams of TLGY or Verde, the anticipated benefits and the anticipated timing of the Proposed Transaction, future financial condition and performance of Verde and expected financial impacts of the Proposed Transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Proposed Transaction, financings transactions, if any, related to the Proposed Transaction, the level of redemptions of TLGY’s stockholders and the products and markets and expected future performance and market opportunities of Verde. These forward-looking statements generally are identified by the words “anticipate,’ “believe,” “could,” “expect,” “estimate,” “future,” “intent,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representation of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on management’s current expectations and actual results and future events may differ materially due to risks and uncertainties, including but not limited to, those set forth under the caption “Risk Factors” contained elsewhere in this presentation. Recipients should carefully consider such other risks and uncertainties to be described in the “Risk Factors” section of the registration statement on Form S-4 (the “Form S-4”) filed by TLGY in connection with the Proposed Transaction and other documents filed or to be filed by TLGY from time to time with the Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties which could cause actual events and results to differ materially from those contained in the forward-looking statements. Recipients are cautioned not to put undue reliance on forward-looking statements, which speak only as of the date this presentation is given. Each of Verde and TLGY disclaim any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither Verde nor TLGY gives any assurance that either Verde or TLGY, or the combined company, will achieve its expectations. By attending or receiving this presentation, you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business. Any financial projections or similar forward-looking information presented in this presentation represent current estimates by Verde’s management of future performance based on various assumptions, which may or may not prove to be correct. Verde’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to any projections or similar forward- looking information and accordingly they did not express an opinion or provide any other form of assurance with respect thereto. Any projections or similar forward-looking information should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying any projections or similar forward-looking information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks that could cause actual results to differ materially from those contained in such projections or similar forward-looking information. Accordingly, there can be no assurance that any projections or similar forward-looking information will be realized. Further, industry experts may disagree with these assumptions and with management’s view of the market and the prospects for Verde. DISCLAIMER

While the information contained in this presentation is believed to be accurate, no representation or warranty is given or made, express or implied, as to the achievement, reasonableness, completeness, accuracy of, and no reliance should be placed on, any projections, estimates, forecasts, analyses or forward-looking statements contained in this presentation which involve by their nature a number of risks, uncertainties or assumptions that could cause actual results or events to differ materially from those expressed or implied in this presentation. Only those particular representations and warranties made in the definitive agreement and subject to such limitations and restrictions as may be specified in such agreement, shall have any legal effect. By its acceptance hereof, each recipient agrees that neither TLGY or Verde shall be liable for any direct, indirect, consequential or any other loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation, along with other information furnished in connection therewith, and any such liability is expressly disclaimed. Certain Assumptions: Unless otherwise expressly stated herein, all information relating to the Proposed Transaction: (i) assumes no redemptions by TLGY stockholders in connection with the Proposed Transaction; (ii) does not give effect to any PIPE or other financing that may be raised in connection with or in anticipation of the Proposed Transaction; (iii) does not assume the future exercise of or otherwise give effect to TLGY’s outstanding warrants held by public investors or TLGY’s sponsor or Verde’s management or any additional warrants that may be issued in connection with the Proposed Transaction; (iv) assumes that no additional shares of common stock will be issued in the future as earnout merger consideration in connection with the Proposed Transaction; and (v) does not give effect to future equity awards contemplated to be issued in connection with or following completion of the Proposed Transaction. Industry and Market Data: The information contained herein also includes information provided by third parties, such as market research firms. None of TLGY, Verde or their respective affiliates and any third parties that provide information to TLGY or Verde, such as market research firms, guarantees the accuracy, completeness, timeliness or availability of any information. None of TLGY, Verde or their respective affiliates and any third parties that provide information to TLGY or Verde, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such context. None of TLGY, Verde or their respective affiliates gives any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. All Biodegradable and Compostable Claims are based on preliminary third-party ASTM D5511 and D5338 test results which are available upon request. In California you cannot claim biodegradability of products. In California you may only claim a product is compostable in an industrial composting environment upon passing ASTM D6400 testing, which testing is currently ongoing by Verde. Resin test results will vary based on application and related ingredients. Products should be tested individually and biodegradability and compostability will vary based on formula and application related thickness and density of product among other factors. For more information, please see California and US FTC Green Guides. Trademarks and Intellectual Property: All trademarks, service marks, and trade names of Verde, TLGY or their respective affiliates used herein are trademarks, service marks, or registered trade names of Verde, TLGY, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with Verde, TLGY, or an endorsement or sponsorship by or of Verde or TLGY. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Verde, TLGY or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. This presentation contains references to trademarks and servi ce marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this presentation may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. DISCLAIMER

Non-GAAP Financial Information: Certain financial information and data contained in this presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information may not be included in, may be adjusted in, or may be presented differently in, any proxy statement/prospectus or registration statement or other report or documents to be filed or furnished by TLGY with the SEC. Some of the financial information and data contained in this presentation, including EBIDTA, has not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). TLGY and Verde believe this non-GAAP financial information to be a helpful measure to assess Verde’s operational performance and for financial and operational decision-making. You should review Verde’s audited financial statements prepared in accordance with GAAP, which are included in the Form S-4. Additional Information and Where to Find it: In connection with the Proposed Transaction, TLGY filed a registration statement on Form S-4 with the SEC, which includes a preliminary prospectus with respect to its securities to be issued in connection with the Proposed Transaction and a preliminary proxy statement with respect to a stockholder meeting at which TLGY’s stockholders will be asked to vote on the Proposed Transaction. TLGY and Verde urge investors, stockholders, and other interested persons to read the Form S-4, including the proxy statement/prospectus, any amendments thereto, and any other documents filed with the SEC, before making any voting or investment decision because these documents will contain important information about the Proposed Transaction. After the Form S-4 has been declared effective, TLGY will mail the definitive proxy statement/prospectus to stockholders of TLGY as of a record date to be established for voting on the Proposed Transaction. TLGY’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TLGY Acquisition Corporation, mail@tlgyacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s website www.sec.gov. Participants in the Solicitation: TLGY and its directors and officers may be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the Proposed Transaction. Security holders may obtain more detailed information regarding the names, affiliations, and interests of certain of TLGY’s executive officers and directors in the solicitation by reading TLGY’s final prospectus filed with the SEC on December 3, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the Proposed Transaction when they become available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different from those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the Proposed Transaction when it becomes available. These documents can be obtained free of charge from the source indicated above. Verde and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of TLGY in connection with the Proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Proposed Transaction will be included in the proxy statement/prospectus for the Proposed Transaction. No Offer or Solicitation: Neither the dissemination of this presentation nor any part of its contents is to be taken as any form of commitment on the part of TLGY or Verde or any of their respective affiliates to enter any contract or otherwise create any legally binding obligation or commitment. This presentation does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase any interests in TLGY or Verde, nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any contract or commitment or investment decisions relating thereto, nor does it constitute a recommendation regarding the interests in TLGY or Verde. No securities commission or regulatory authority in the United States or in any other country has in any way opined upon the accuracy or adequacy of this presentation or the materials contained herein. This presentation is not, and under no circumstances is to be construed as, a prospectus, a public offering or an offering memorandum as defined under applicable securities laws and shall not form the basis of any contract. DISCLAIMER

NASDAQ: TLGY VIRTUAL INVESTOR ROADSHOW Discover the Standouts Virtual Roadshow Connect with company on LinkedIn Presented by Brian Gordon President & COO of Verde Bioresins Jin-Goon Kim Chairman & CEO of TLGY Acquisition Corp.

www.irlabs.ca About TLGY Acquisition Corp. / Verde Bioresins Inc. TLGY Acquisition Corporation and Verde Bioresins, Inc. have entered into a definitive business combination agreement expected to allow Verde to expand commercial capacity and meet projected demand for its innovative and proprietary bioplastics product PolyEarthyleneTM, a first of its kind proprietary bioresin recognized by market leaders as one of the first viable replacements for conventional plastics. VIRTUAL INVESTOR ROADSHOW

VIRTUAL INVESTOR ROADSHOW

Verde

廣天緣利 TLGY Acquisition



How We Stand Out

01 Market-Ready Breakthrough Proprietary Technology

Verde has developed PolyEarthylene™, a biodegradable resin-replacement, poised for significant market acceleration and is ready for rapid deployment.

02 Large Addressable Market

The ~$600 billion global plastics market is under regulatory pressures to develop more eco-friendly solutions, while market penetration of bioplastics is still <2%. Verde's solution could address ~50% of the plastics market or TAM of up to $300 billion.

03 Unique SPAC Structure

Structural innovation with fixed pool of warrants and conversion to common mechanism creates upside potential and downside protection.

irlabs. www.irlabs.ca

Durability PolyEarthylene™ resins have the ability to compete with the durability of traditional petroleum-based plastics, making PolyEarthylene™ not only suitable for single-use application but also durable goods. Our Edge VIRTUAL INVESTOR ROADSHOW Environmental Stability & Biodegradability Verde’s PolyEarthylene™ resins are naturally biodegradable in landfills and other end-of-life environments and are environmentally stable. 01 02 Drop-in Ready & Economic Feasibility Verde’s PolyEarthylene™ resins are “drop-in” ready to current plastic manufacturing equipment and economically feasible as compared to those produced by many other bioplastic companies. 03 www.irlabs.ca

www.irlabs.ca Capital Structure VIRTUAL INVESTOR ROADSHOW SPAC TRANSACTION OVERVIEW / WARRANTS HIGHLIGHTS OF PROPOSED BUSINESS COMBINATION* $496M Pro Forma Equity Value Sponsor $57.6m (11.6%) TLGY Public Shareholder $73.2m (14.8%) Verde $365.0m (73.6%) *Assumes no redemptions by TLGY public shareholders Market Capitalization US$143M Current Share Price US$10.92 Detachable public warrants 11,500,000 Non-detachable public warrants 5,750,000 Right to convert at 5:1 warrant units to common share ratio at closing Shares outstanding 7.3M Cash Held in Trust US$78M

Strategic partnerships with Vinmar, a leading global distributor of plastics. Braskem is also a strategic supplier to Verde. 01 Strategic Partnerships The proposed transaction is expected to allow Verde to expand commercial capacity and meet expected demand. 02 High-Volume Production Verde is in various stages of product development and testing with Fortune 500 companies and plastic manufacturers with prospective customer sales pipeline of over [$250] million in potential annual demand. 03 Solid Customer Interest Strong margin business with low operating costs expected to deliver operational breakeven by the end of Yr 1 (monthly run-rate). 04 Strong Unit Economics Growth Outlook VIRTUAL INVESTOR ROADSHOW www.irlabs.ca

www.irlabs.ca tlgyacquisition.com verdebioresins.com VIRTUAL INVESTOR ROADSHOW For more information visit Thank you for listening! Scan to Investor Page TLGY Acquisition Corp. Verde Bioresins

Presentation transcript:

Caroline Sawamoto

All right. Well, we're excited to introduce you to our fourth company today, which is TLGY Acquisition Corp. and Verde Bioresins. TLGY is a special purpose acquisition company, or a SPAC, with deep roots in private equity and transformational operations that recently announced a proposed business combination with Verde Bioresins, a visionary in sustainable product innovation and full service bioplastics production company with the innovative and proprietary bioresin known as PolyEarthelyne.

With a strong focus on driving value creation over the long term, the partnership between TLGY and Verde aspires to offer sustainable solutions to address the global plastic pollution crisis. Joining us today are Jin-Goon Kim, founder, chairman and CEO of TLGY Acquisition; and Brian Gordon, chairman, president, and COO of Verde Bioresins. Brian and Jin-Goon, please go ahead!

Jin-Goon Kim

Brian, do you want to start?

Brian Gordon

Yeah, why don’t we? So. So my name’s Brian Gordon, and I founded Verde Bioresins about four years ago. We looked—when looking at making a bioresin company, we spoke to national brands, we spoke to converters, and we looked at all the analysis of what’s going on in the industry, and we found that only 5 to 6% of bioplastics are ever recycled—of actual plastics are ever recycled—and 85% of all plastics in the U.S. end up in landfills. So, as a result of that, we created a PolyEarthylene resin, which is a bio-based resin that’s curbside recyclable and landfill biodegradable. And we did this not only to replace traditional bioplastics, but we also did this to replace traditional plastics as well. So, we’re looking at a market that’s $600 billion and PolyEarthylene can replace roughly—our total market is roughly $300 billion that focuses on polyethylene and polypropylene replacements.

Jin-Goon Kim

Great. So, before we go into some of these exciting things about why we stand out in the next page, I want to just tell you a little bit about TLGY and our transaction. TLGY is a very special SPAC. It really is a private equity in its DNA and approach, mainly from my background as a long term partner at TPG and a transformational CEO of multiple market leading companies in Asia mostly. And I created a business using SPAC to exactly do what I did pretty well in TPG, to find these great diamonds in the rough or the unicorns in the making. And after looking at dozens of companies, we got very excited with what Brian is doing, and you had all of the things that is required to make a successful transaction. So our SPAC has made an announcement in June. We have filed and have gotten back comments from SEC, we’re ready to go now on a very intense sort of roadshow to really help Brian get the capital that he needs to build a market leader in, what is our opinion, one of the best macros. And we believe that what Brian has put together is one of the best opportunities that exist in that market, which today hasn’t really seen any winners takeover. So, if you go to the next page, please. So Brian, maybe you can walk us through a little bit about the technology and the market and then I’ll talk a little bit about the SPAC.

Brian Gordon

That sounds great. So, to begin with on this page, basically PolyEarthylene was created, as we just discussed, but ultimately it was due to demand by forces like governance, social and environmental groups that have pushed national brands towards sustainability. And now a lot of these companies have chief sustainability officers, they have mandates for sustainability within the next 3 to 8 years. And ultimately, that’s why we believe that we’re positioned very well to take a significant portion of the market. We looked at other companies, we looked at other bioplastics, and we determined that, for us, we need to make a product that is drop-in ready so that converters can put our product, our PolyEarthylene resin, into their existing manufacturing equipment as a direct replacement to traditional plastics, [and] that it has to be economically feasible. And we've done that by taking predominantly off the shelf ingredients and off the shelf equipment and modifying it to meet our needs and then making it highly scalable. And as a result, we're looking at raising about $55 million for Verde to enable us to grow from capacities of tens of millions of pounds a year to capacities of hundreds of millions of pounds a year. So, when you take a look at our market, which is tremendous in terms of $600 billion plastics market, our focus is [the $300 billion that focuses on polyethylene and polypropylene replacements].

Ultimately, we can make products like thermoform applications, which bioplastics traditionally can't do. We can make durable goods, which, again is not something that a traditional bioplastics company that's biodegradable can do. Living hinges. And then of course, we can make bags and blow molded products. So ultimately, we covered the gambit and we're working with dozens of national brands to create their products in a more sustainable and renewable fashion.

Jin-Goon Kim

Yeah, and as a SPAC, we are very unique, as I said in the introduction, that we take a private equity approach of looking for long term investments that we believe is going to have a breakout. And the way we have used the earnout and performance-based hurdles that will allow the company to later on make up for its economics--as well as sponsors. It also allows a very low valuation compared to the market comps and TAM and the potential that it has. So there is a very unique component that we are using as a part of our private equity approach in the SPAC market.

But also, there's something else that we've innovated as I come from transformational complex deals, we've looked at SPAC as a blank sheet of paper that can literally create any solutions that you may have and today's market, as everyone knows, has a problem with redemption and a lot of bad deals. So what we've done is we've create a structure that actually mitigates that overhang. So a lot of the people that are looking at SPAC today do not want to invest before DeSPAC, mainly because a lot of them, they think, is going to go down. So there's no reason for them to invest really before DeSPAC. What we’ve created, of course, is a great deal that we believe is fairly valued around a discount, but more importantly, we've created this instrument, which there are a lot of details in the 8-K--probably too much to go into going to in this presentation--that allows both the upside and downside protection for investors as the redemption goes up and we are going to expect redemptions in this market so that at some point these investors will get so much economics with high redemption in a naturally mitigating mechanism that it gives them a compelling reason to actually come in before DeSPAC. So it actually gives the opposite reason when they look at our SPAC structure and we've had a great reception from the market and the banks and other investors that we talk about. And so this is one reason why I think investors might want to take a good look at both Verde as a long term great investment, but also trying to make an investment before DeSPAC is conclusive.

So, if we go to the next page, let me just summarize very quickly what Brian has said and why in my and our team's due diligence, we've looked at this company and said this is really a game changer. And for anybody who's been following the sustainability market, you will get to understand very quickly that what Brian has put together is very innovative and the way he's approaching is very commercial. So first of all, he's offering a product which is not a scientific experiment that would take years--hundreds of millions of dollars--to get there. And that's one of the reasons that you don't see these companies be successful today, but it’s something that is both biomaterial and biodegradable in landfill, where most of the plastics actually end up as opposed to very limited compostable or recycling facility. And then he's got products that actually fits right into the infrastructure and it makes the whole thing work without having to change anything, unlike a lot of these early stage scientific experiments, in our view, which we believe requires a lot of development of manufacturing and overhauling of existing infrastructure to get there. And the final thing that we think is very interesting is that we are offering this at a very good price that’s competitive to the traditional plastic, unlike a lot of the others, which could be 2 to 4 times more expensive. And it delivers the performance of the plastics that's out there.

So if you really think about the huge TAM and a great demand and a regulation that is really pushing the market for a solution, and yet it is only about 2% market penetration. So we looked at all these things and said, wow, what Brian has really done is really amazing. So we are backing this company. And if you go to the next page, the SPAC right now has a valuation that we've given to Verde at $365 million, which is, in our view, at a huge discount to all the other peers that have gone public at multibillion dollar valuations for something that we believe is not as interesting in terms of the technology, the commercialization and all the things that Brian's talked about.

So we're very excited. We have about $80 million in trust and we're also going after some PIPE with some strategic interest that we believe is going to materialize over the next few weeks [and months]. And Brian, do you want to say anything else about the some of the momentum you're having in the market? I know that we can't disclose anything that's not public, but you got some really exciting thing that's going to be happening. And all of the pipeline and the things that is happening because of your product--will be great. And also some partnerships.

Brian Gordan

Sure, we do. So we're working both directly with very large brands, global brands as well as through our distribution partnership with Vinmar International and Vinmar Polymers America. So they're distributing our product as well. And so together we're looking at probably six dozen opportunities currently. And our total sales pipeline is really phenomenal right now. It's in excess of $250 million at the current time and growing every week. So when you take a look at it, we've partnered with Vinmar, who's one of the largest plastics distributors in the world, and petrochemical companies like Braskem that are making the move and have made the move into sustainable products to help to bring about this change.

We're working with great equipment providers that are helping us to achieve the initial production equipment that we're looking to achieve, as well as strategic raw materials providers that we can then manipulate those raw materials as well as the equipment and enable them to suit our needs. And that's what enables us to scale and that's also what enables us to achieve the price points that we're looking at, which are substantially below many of the bio-based bioplastic products in the industry today.

So ultimately, we believe that that will drive in the second year, starting six months after the DeSPAC, $60 to $80 million in revenue and EBITDA margins in the 15 to 20% range. And over time we expect both the price and the margins to increase based on scale.

Jin-Goon Kim

Yeah, due to the limited time that we have, I think we kind of used up all our time here, but please do go to our website, either Verde or TLGY websites and you'll see a lot of details. As a private equity in the DNA, we really did a lot of due diligence have put out a lot of information and thoughts behind this transaction. And for any of you who are interested in having a conversation with us to be part of our exciting journey, we really welcome that and thank you, Caroline and irlabs team for an opportunity to speak to this great story.

Brian Gordon

Thank you very much.

Caroline Sawamoto

Thank you Brian and Jin-Goon for being here today and telling us your about your exciting story. As a reminder, everyone who would like to ask a question, please type it in the Q&A box. We have a few questions here. Brian, you talked about the potential market opportunity for Verde, which is $300 billion, but when looking at the short-term potential TAM it’s now currently at $100 billion. What are the primary drivers that will propel the TAM to $300 billion in the long run?

Brian Gordon

Well, ultimately, we're continuing to develop other bio-based resins that are biodegradable. We're currently working on coatings on paper, we're working on foam products, and that will help drive the growth as well as just time--and market--and the ability to scale will just continue to drive demand and we believe the $100 billion, $300 billion, they're both huge numbers. And if we can take 5% of that market over the long run, we have a tremendous business.

Caroline Sawamoto

Thanks, Brian. Very helpful. In terms of the forecasted revenue that you mentioned, you had talked about the $250 million, and is that confirmed by a client sales pipeline backlog? And if so, maybe can you elaborate on the sales pipeline? What are the different stages of customer testing, or purchase orders--if you can.

Brian Gordon

Sure. So those are based on our customer; either the numbers that they provided us with based on what we expect to be replacing of their traditional plastic or bioplastic products. That's also numbers coming from our distributors as well as ultimately most of our products in that range are in late stages of testing. Either they're testing in their volume manufacturing facilities, and we've tested these products for the most part in volume conversion facilities to begin with.

We worked with the leaders in the industry, companies that convert 100 million to 500 million pounds to create the products that you've seen here.

Caroline Sawamoto

Thanks, Brian. Jin-Goon, question for you. DeSPAC redemption rates are notoriously high in the current environment. What makes this proposed transaction different? How has it been structured? I know you talked a little bit about that in your introduction.

How has it been structured to encourage people to invest before DeSPAC and hold for the long term? Can you dive deeper into this?

Jin-Goon Kim

Yes--it is actually a pretty complicated mechanism. It will be explained in 8-K presentation if you go to our website, happy to also have a separate conversation. In a very simple nutshell, there’s 6 million shares of warrants for those who value it, which is fundamental investors, which can be converted into 1.2 million shares of common for those who don't value warrants because they don't trade well in the market and they want to get out now and they want to get common. So it's a 5 to 1 ratio which basically creates the value of warrant to $2 as opposed to say $0.20, [so it] is like a five or ten x increase for those who don't believe in the deal. And so 1.2 million common, if you convert all of it, will be given to anyone who's standing. So let's say that there was only one person standing: that one person buys a $10 share and he gets a windfall of $12 million of common, which obviously is not going to happen. So therefore, there's some number between $12 million and a 90% redemption, [where] you'll be protected down to $4. Your cost becomes $4 when you buy it at $10.9 right now because you're getting about 2.6 shares for free.

So there's some number between a million [shares] at $10 million and 2.5 shares and something that's maybe better or worse where the market will settle. This is a very unique structure that no one actually that I know has created, which does not pull from the future, meaning you're not issuing anything new to do this. We're using the IPO warrants and cleaning up the cap table 5 to 1 to give these economics to people who actually don't redeem.

So I think this is a mechanism that provides a huge upside for those who actually get lucky and everyone else redeems. They [could] end up with millions of dollars. And so therefore, it's a compelling reason for somebody to come in before DeSPAC.

Brian Gordon

Yes. And this and Caroline, this is a strategic advantage, and that's part of the reason why we chose TLGY, and Jin-Goon’s innovative structure, as well as his private equity background.

Caroline Sawamoto

Great. Well, that's very helpful. I think that you give a lot of context to the audience here. If anyone would like to connect with the TLGY or Verde team, please reach out to us or go to their investor relations websites. I would be happy to connect you with the team here. And don't forget to add the ticker TLGY on NASDAQ to your watchlist!

Thank you, Brian and Jin-Goon.

Jin-Goon

Thank you so much.

***

About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.